SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                        America West Airlines, Inc.
                                ----------
                             (Name of Issuer)


                   Class A Common Stock, $.01 par value
                   Class B Common Stock, $.01 par value
                 Warrants to Purchase Class B Common Stock
                                ----------
                      (Title of Class of Securities)


                                023650  302
                                023650  203
                                023650  112
                                ----------
                              (CUSIP Numbers)


                             Jeffery A. Smisek
           Senior Vice President, General Counsel and Secretary
                        Continental Airlines, Inc.
                      2929 Allen Parkway, Suite 2010
                           Houston, Texas 77019
                              (713) 834-2950
                                ----------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             February 21, 1996
                                ----------
                       (Date of Event which Requires
                         Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement
[  ].                          SCHEDULE 13D

CUSIP Nos. 023650  302, 023650  203, 023650  112


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Continental Airlines, Inc.
     74-2099724


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [  ]


3    SEC USE ONLY


4    SOURCE OF FUNDS

     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     [  ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE


               7    SOLE VOTING POWER

               CLASS A COMMON STOCK         244,579
               CLASS B COMMON STOCK       1,292,020
               WARRANTS                     802,860

NUMBER OF

SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY
EACH           CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       7,972,766
               WARRANTS                   4,898,765


REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH           CLASS A COMMON STOCK         244,579
               CLASS B COMMON STOCK       1,292,020
               WARRANTS                     802,860

               10   SHARED DISPOSITIVE POWER

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       7,972,766
               WARRANTS                   4,898,765


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               CLASS A COMMON STOCK       1,200,000
               CLASS B COMMON STOCK       7,972,766
               WARRANTS                   4,898,765


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               CLASS A COMMON STOCK            100%
               CLASS B COMMON STOCK              16.3%
               WARRANTS                          47.2%


14   TYPE OF REPORTING PERSON

     CO

     This Amendment No. 4 (this "Amendment") amends and supplements the
Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995, Amendment No. 2 filed on January 30, 1996 and Amendment No. 3 filed on February 16, 1996 (the "Schedule 13D"), of Continental Airlines, Inc. ("Continental") with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.    Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs immediately prior to the final paragraph thereof.

     On February 21, 1996, Continental and the Selling Securityholders closed the sale of Class B Common contemplated by the Purchase Agreement and related Pricing Agreement. Pursuant to the Purchase Agreement and the Pricing Agreement, the Selling Securityholders sold to the underwriters, acting through the Representatives, 6,633,000 shares of Class B Common for resale pursuant to the Company's Registration Statement on Form S-1, File No. 33-54243, and the related prospectus dated January 29, 1996 and prospectus supplement dated February 14, 1996 filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at a price of $19.50 per share, less an underwriting discount of $0.93 per share. Of the 6,633,000 shares of Class
B Common sold, 1,100,000 shares were sold by Continental, 2,404,178 shares were sold by TPG, 242,258 shares were sold by TPG Parallel, 253,564 shares were sold by Air Partners II, 1,633,000 shares were sold by Mesa and 1,000,000 shares were sold by Lehman Brothers Inc.

     On February 21, 1996, Continental closed an exchange of Class B Common shares for an equal number of Class A Common shares pursuant to the Share Exchange Agreement. The aggregate amount of shares of Class A Common exchanged by Continental for an equal number of shares of Class B Common held by the TPG Parties was 80,926, consisting of 67,090 shares exchanged by TPG, 6,760 shares exchanged by TPG Parallel and 7,076 shares exchanged by Air Partners II.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a)-(b) At the date hereof, Continental has the sole power to vote and dispose of 244,579 shares of Class A Common, 1,292,020 shares of Class B Common, and 802,860 Warrants. The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share. The Class A Common held by Continental represents approximately 20.4% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The Class B Common held by Continental represents approximately 1.1% of the 44,141,330 shares of Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The Warrants held by Continental represent approximately 7.7% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by Continental represent approximately 2.9% of the 44,944,190 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     As set forth in Item 5(d) and 6, the TPG Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA Group plc, an Irish public limited company ("GPA"), Continental and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, the TPG Parties together with each of GPA, Continental and Mesa comprise a group within the meaning of Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of the TPG Parties, GPA and Mesa is contained in separate Schedules 13D, as amended, filed by each of the TPG Parties, GPA and Mesa.

     On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by the TPG Parties, GPA and Mesa, Continental, the TPG Parties, Mesa and GPA, as a group, beneficially own 1,200,000 shares of Class A Common, 3,074,001 shares of Class B Common, and 4,898,765 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately 7.0% of the 44,141,330 shares of Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 16.3% of the 49,040,095 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     Except as described herein, Continental does not have the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of Continental, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Dated:    February 22, 1996


                              CONTINENTAL AIRLINES, INC.



                              By: /s/ Jennifer L. Vogel
                              Name:  Jennifer L. Vogel
                                     Vice President and Assistant Secretary